SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2009

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Prudential completes Taiwan transfer announced 19 June 2009

For immediate release Friday 19 June 2009

PRUDENTIAL PLC COMPLETES TRANSFER OF LEGACY AGENCY BOOK AND AGENCY FORCE IN TAIWAN TO CHINA LIFE INSURANCE OF TAIWAN

Prudential plc ("Prudential") announces that it has completed the transfer of the assets and liabilities of its agency distribution business and its agency force in Taiwan to China Life Insurance Company, Ltd of Taiwan ("China Life").

As a result of the transaction, which was announced on 20 February 2009 and received regulatory approval on 16 June, there will be a net increase in Prudential's Insurance Groups Directive (IGD) capital surplus of approximately £800 million. The Group's IGD capital surplus as announced on
14 May 2009 was estimated at £2.0 billion. With the completion of this agreement, the surplus would increase to £2.8 billion.

Prudential retains an important presence in the Taiwanese market through its fast growing wholly owned subsidiary PCA Life Assurance Company Ltd, which specialises in bank distribution through two strategic partnerships with Standard Chartered Bank and E.Sun and also through its successful asset management operation PCA Securities Investment Trust Company Ltd. In addition, Prudential, as announced on February 20, has invested £45 million to purchase a
9.99 per cent stake in China Life. Prudential believes that these interests provide an excellent platform to create added value for the Group from Taiwan.

Tidjane Thiam, Group Chief Financial Officer says:

"As a Group, we are focused on capital preservation and on profitable and capital efficient growth in all our markets. With the completion of this transaction in Taiwan, our IGD surplus increases to £2.8 billion, a strong and robust position. Asia continues to present the Group with excellent profitable growth opportunities in the long term and Taiwan is a key market. We remain committed to expanding our life insurance business in Taiwan through bank distribution partnerships and the development of our asset management business in that market."

ENDS

Enquiries:

Media		Investors/Analysts
Edward Brewster	+44 (0)20 7548 3719	James Matthews	+44 (0)20 7548 3561

Notes to Editors:

PCA Life Assurance Company

The liabilities being transferred under this agreement represent 94 per cent of PCA Life Assurance Company's in-force liabilities in Taiwan and include the legacy interest rate guaranteed products.

About Prudential plc

Prudential plc is a company incorporated and with its principal place of business in England, and its affiliated companies constitute one of the world's leading financial services groups. It provides insurance and financial services directly and through its subsidiaries and affiliates throughout the world. It has been in existence for over 160 years and has £249 billion  in assets under management (as at 31 December 2008).  Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.

Forward-Looking Statements

This statement may contain certain "forward-looking statements" with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words "believes", "intends", "expects", "plans", "seeks" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential's actual future financial condition, performance and results may differ materially from the plans, goals, and  expectations set forth in Prudential's forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 19 June 2009

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/

Susan Henderson,
Deputy Group Secretary